SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2000.

SEC Registration No. 333-43593

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN

LITHIA MOTORS, INC.
360 East Jackson Street
Medford, OR 97501

LITHIA MOTORS, INC.

SALARY REDUCTION PROFIT SHARING PLAN

INDEPENDENT AUDITOR’S REPORT

AND

FINANCIAL STATEMENTS

DECEMBER 30, 2000 AND 1999

CONTENTS

INDEPENDENT AUDITOR'S REPORT	1
FINANCIAL STATEMENTS
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-6
SUPPLEMENTAL SCHEDULE
Schedule of assets held for investment purposes at end of year	7

INDEPENDENT AUDITOR’S REPORT

To the Board of Trustees
Lithia Motors, Inc. Salary Reduction Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 30, 2000 and 1999 and the related statement of changes in net assets available for benefits for the year ended December 30, 2000. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan as of December 30, 2000 and 1999, and the changes in the net assets available for benefits for the year ended December 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule on page 7 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Medford, Oregon
June 27, 2001

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                          December 30,
                                                          ------------

                                                      2000               1999
                                                    ---------          ---------

ASSETS
     Investments, at fair value
        Pooled separate accounts                  $14,739,995        $11,415,996
        Lithia Motors, Inc. Class A Common Stock    1,909,145          2,037,448
                                                    ---------          ---------

                                                   16,649,140         13,453,444

     Participant loans                                965,979            642,639
     Employer contributions receivable                165,673            590,944
                                                      -------            -------

NET ASSETS AVAILABLE FOR BENEFITS                 $17,780,792        $14,687,027
                                                  ===========        ===========

See accompanying notes.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 30, 2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO
    Investment income
       Net depreciation in fair value of investments      $(1,551,189)
       Interest and dividends                                  69,560
                                                           ----------

                                                           (1,481,629)
                                                           ----------

    Contributions
       Employer's                                             166,008
       Participants'                                        5,995,794
                                                           ----------

                                                            6,161,802
                                                           ----------

                                                            4,680,173
                                                           ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
    Benefits paid to participants                           1,525,533
    Administrative expenses                                    60,875
                                                           ----------

                                                            1,586,408
                                                           ----------

NET INCREASE                                                3,093,765

NET ASSETS AVAILABLE FOR BENEFITS
    Beginning of year                                      14,687,027
                                                          -----------

    End of year                                          $ 17,780,792
                                                         ============

See accompanying notes.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN

The following description of Lithia Motors, Inc. Salary Reduction Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all full-time employees of Lithia Motors, Inc. and its subsidiaries (the Company) who have one year of service with at least 1,000 hours of service and are age twenty-one or older and who are not members of a union. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company, and as a result, the Plan, have grown primarily due to the Company’s acquisition and integration of automobile dealerships and by obtaining new dealer franchises. As the Company continues to grow and to acquire dealerships, the existing retirement plans at the acquired dealerships, if any, are terminated. Employees of the acquired dealerships are given the option of participating in the Plan and are given credit for years of service prior to the acquisitions.

Contributions – Each year, the Company contributes to the Plan an amount determined annually by the Company’s Board of Directors. Participants may contribute, under a salary reduction agreement, the maximum allowed by the Internal Revenue Service under Code Section 402(g). Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers various pooled separate accounts from Principal Financial Group as well as shares of Class A Common Stock of the Plan sponsor, Lithia Motors, Inc.

Participant Accounts – Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. Forfeited balances of terminated participants’ non-vested accounts are used to pay administrative expenses of the Plan and to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting – Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant is 100% vested after seven years of credited service.

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 and maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from the investment fund to the participant loan fund. Loan terms range up to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of 8.00% to 10.50%. Principal and interest are paid ratably through semimonthly payroll deductions.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Payment of Benefits – There were no participant balances attributable to participants who had withdrawn from the Plan but whose balances had not been paid at December 30, 2000. On termination of service or upon reaching retirement age, a participant receives a lump-sum amount equal to the value of his or her account.

Forfeited Accounts – In 2000, forfeited non-vested accounts amounted to $31,530 and are used to reduce Plan administrative expenses.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value. Shares of pooled separate accounts and shares of Lithia Motors, Inc. are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Administrative Expenses – The Plan sponsor has voluntarily paid for certain administrative expenses of the Plan, and these expenses are not reflected in these financial statements.

Reclassifications – Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform to the presentation in the current-year financial statements. These reclassifications have no effect on the previously reported net increase in net assets available for benefits.

NOTE 3 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

NOTE 4 – INCOME TAX STATUS

The Plan obtained its latest determination letter on November 3, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 5 – INVESTMENTS

The following presents investments that represent 5% or more of Plan net assets.

                                                   December 30,
                                                   ------------

                                            2000              1999
                                            ----              ----

Pooled separate accounts
     Principal Money Market               $ 2,692,664        $ 2,545,258
     Principal Bond and Mortgage            1,466,895            990,477
     Principal Large Cap Stock Index        3,857,534          3,515,583
     Principal Large Company Value          1,885,985          1,422,689
     Principal Medium Company Blend         1,381,371            762,436
     Principal Small Company Growth         1,378,199          1,330,564
     Other pooled separate accounts         2,077,347            848,989
Lithia Motors, Inc. Class A Common Stock    1,909,145          2,037,448
                                            ---------          ---------

                                         $ 16,649,140       $ 13,453,444
                                         ============       ============

During 2000, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value as follows:

Pooled separate accounts                       $ (935,524)
Lithia Motors, Inc. Class A Common Stock         (615,665)
                                                 --------

                                             $ (1,551,189)
                                             ============

NOTE 6 – SUBSEQUENT EVENT

In 2001, Plan assets were transferred from Principal Financial Group to Morgan Stanley Dean Witter, the new Plan custodian and record-keeper.

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

LITHIA MOTORS, INC.
SALARY REDUCTION PROFIT SHARING PLAN
EIN 93-0572810
PLAN NUMBER 003
PLAN YEAR 12/31/1999 TO 12/30/2000

(A)	(B) Identity of Issuer, borrower, lessor or similar party	(C) Description of investment including maturity date, rate of interest, collateral, par or maturity date	(D) Cost	(E) Current Value
*	Principal Life Insurance Company	Pooled Separate Accounts MONEY MARKET	$0.00	$2,692,563.87
*	Principal Life Insurance Company	Pooled Separate Accounts BOND & MORTGAGE	$0.00	$1,466,895.09
*	Principal Life Insurance Company	Pooled Separate Accounts LARGE CAP STOCK INDEX	$0.00	$3,857,533.52
*	Principal Life Insurance Company	Pooled Separate Accounts LARGE COMPANY VALUE	$0.00	$1,885,984.72
*	Principal Life Insurance Company	Pooled Separate Accounts PARTNERS LARGE-CAP GROWTH	$0.00	$506,812.57
*	Principal Life Insurance Company	Pooled Separate Accounts MEDIUM COMPANY BLEND	$0.00	$1,381,370.72
*	Principal Life Insurance Company	Pooled Separate Accounts PARTNERS MID-CAP GROWTH	$0.00	$567,589.90
*	Principal Life Insurance Company	Pooled Separate Accounts SMALL COMPANY GROWTH	$0.00	$1,378,199.34
*	Principal Life Insurance Company	Pooled Separate Accounts POOLED EMERGING MARKETS	$0.00	$371,957.96
*	Principal Life Insurance Company	Pooled Separate Accounts INTL STOCK	$0.00	$530,987.10
*	Lithia Motors, Inc.	Employer Security LITHIA MOTORS, INC. STOCK	$0.00	$1,909,145.31
	Participant Loans	Range of Interest Rates Rates Range from 8.0% to 10.5%	$0.00	$965,979.00

*      Party in interest of the Plan.

SIGNATURE PAGE

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LITHIA MOTORS, INC. SALARY REDUCTION PROFIT SHARING PLAN TRUST By: /s/ Linda Ganim Linda Ganim, Trustee

EXHIBIT 23

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-43593 of Lithia Motors, Inc. on Form S-8 of our report dated June 27, 2001, appearing in this Annual Report on Form 11-K of the Lithia Motors, Inc. Salary Reduction Profit Sharing Plan for the year ended December 30, 2000.

/s/ Moss Adams LLP

July 11, 2001
Medford, Oregon